December 18, 2015

VIA E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jennifer Gowetski, Special Counsel

Re:	Logistics Property Trust Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed September 1, 2015

File No. 333-200594

Dear Ms. Gowetski:

On behalf of Logistics Property Trust Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Pre-Effective Amendment No. 3 to the above-referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Dwight L. Merriman III of the Company, dated September 28, 2015 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with one clean copy of Amendment No. 3 and four marked copies of Amendment No. 3, which have been marked to indicate the location of changes from Pre-Effective Amendment No. 2 to the Registration Statement filed on September 1, 2015, together with four copies of this response letter.

Prospectus Summary, page 1

1.	We note your statement on page 3 that you would expect that an investment in Class T shares would have a better overall return than investment in Class A shares over the life of such an investment in shares of your common stock. Please tell us more specifically the basis for your statement. In this regard, we also note your statement that you expect the NAV per share of each Class A share and Class T share to be the same except in the unlikely event that the distribution fees payable exceed the amount otherwise available for distribution to the holders of Class T shares.

Response:

The Company believes a stockholder’s investment in Class T shares could have a slightly better overall return than an investment in Class A shares over the reasonably expected holding period of such an investment because Class T shares are offered at a slightly lower offering price than Class A shares, allowing an investor to purchase more Class T shares than Class A shares when investing the same aggregate dollar amount. Therefore, since the Company expects the NAV per share of each class to be the same, the Company expects that an investment in Class T shares would have a slightly better overall return than an equivalent investment in Class A shares made on the same day due to the additional Class T shares received for the same investment amount, which would result in a larger aggregate liquidation distribution being paid to the holder of the Class T shares. The Company has updated this disclosure in Amendment No. 3 to reflect the basis for the Company’s belief concerning the overall return.

Ms. Jennifer Gowetski

December 18, 2015

Share Redemption Program, page 20

2.	We note your disclosure that you may revise the redemption cap from a “general basis to a per class basis.” Please explain the circumstances under which this would occur and clarify whether each class would be treated equally or whether one class may be allocated a greater number of redemption shares than the other.

Response:

The Company has determined to remove this option from its share redemption program and has deleted the disclosure noted in your comment in Amendment No. 3.

Index to Financial Statements, page F-1

3.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response:

The Company advises that it has updated its financial statements in accordance with Rule 3-12 of Regulation S-X.

Prior Performance of the Advisor and its Affiliates, page 137

4.	We note your disclosure on page 28 regarding the merger agreement between Industrial Income Trust Inc. (“IIT”) and Western Logistics II LLC. Please revise to clarify the amount per share that an IIT shareholder will receive as a result of the merger or advise.

Response:

The Company advises that it has revised the disclosure in Amendment No. 3 on pages 28, 63 and 141 to indicate that the merger was completed on November 4, 2015. The revised disclosure includes a description of the per share consideration paid to IIT’s former stockholders as well as the additional per share consideration estimated to be paid to them upon consummation of the sales of 11 properties currently held by a liquidating trust that was formed in connection with the completion of the merger.

***

Ms. Jennifer Gowetski

December 18, 2015

If you should have any questions about this letter or require any further information, please call me at 202-331-3169.

Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:	Dwight L. Merriman III, Logistics Property Trust Inc.